SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

November 2, 2010

BP RETURNS TO PROFIT IN THIRD QUARTER
WITH STRONG OPERATING PERFORMANCE

BP announced today that a strong operating performance across the group helped it return to profit in the third quarter of 2010 despite an additional pre-tax charge of $7.7 billion in respect of the Gulf of Mexico spill.

Headline replacement cost profit for the third quarter was $1.8 billion, compared with a loss of $17.0 billion in the previous quarter and a profit of $5.0 billion in the third quarter of 2009.

On an underlying basis, after adjusting for non-operating items, third-quarter replacement cost profit was $5.5 billion, an increase of 18 per cent on the year-ago quarter.

"These results demonstrate that BP is well on track for recovery after the tragic accident on the Deepwater Horizon drilling rig and subsequent oil spill," commented group chief executive Bob Dudley. "We have made good progress during the quarter. This strong operating performance shows the determination of everyone at BP to move the company forward and rebuild confidence after the terrible events of the past six months.

"We have also begun to make important changes in the way we operate across the Group - including creating a powerful Safety and Operational Risk function and restructuring the upstream segment - to ensure that safety and risk management are embedded as the absolute priority for every operation, for every person, throughout BP."

The company said its Exploration & Production segment, now being restructured into separate functional Exploration, Development and Production divisions, recorded lower production volumes as a result of normal seasonal turnaround activities and as a consequence of the Gulf of Mexico oil spill. But its financial result was stronger than in both the previous quarter and a year ago, thanks to the improved price environment and lower depreciation.

Refining & Marketing recorded another good quarter, with refining availability remaining high and petrochemicals maintaining high production and utilisation rates. The US downstream business was profitable for the second successive quarter.

The additional pre-tax charge of $7.7 billion for the Gulf of Mexico spill followed a charge of $32.2 billion in the second quarter and was due principally to higher spill response costs. This reflected a delay in completing the relief well that finally sealed the Macondo well in September, additional mandated costs for decontaminating and demobilising vessels involved in the response, claims centre administration costs and additional legal costs.

BP said the total charge of $39.9 billion for the incident to the end of the third quarter represented its current best estimate of those costs that can be reliably measured at this time.

The company said its previously-announced divestment programme was making good progress, with sales agreements in place totalling around $14 billion compared with a target of $25 to $30 billion by the end of 2011.  Cash held at the end of the third quarter was nearly $13 billion.

The company described its improving financial condition and the strength of disposal proceeds as "encouraging" and reaffirmed the Board's intention to review future dividends with the full-year results in early 2011.

Media enquiries:

BP Press Office London: +44 20 7496 4076

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 2 November 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary